UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-14905

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIQUIDPOWER SPECIALTY PRODUCTS INC.

401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, line 4i has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ Pannell Kerr Forster of Texas, P.C.

We have served as the Plan’s auditor since 2019.

Houston, Texas

June 23, 2020

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018

Assets:

Investments, at fair value	$33,417,368	$21,684,142

Company contribution receivable	2,050,832	-
Notes receivable from participants	899,928	1,014,900

Total assets	36,368,128	22,699,042

Liabilities:

Excess participants’ contributions refundable	-	105,263

Net assets available for benefits	$36,368,128	$22,593,779

See notes to financial statements

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ending December 31, 2018

Additions:
Investment income:
Dividends and interest	$1,347,514
Net appreciation in fair value of investments	4,093,324

Total investment income	5,440,838

Interest income on notes receivable from participants	60,351

Contributions:
Participants	3,146,096
Company	5,644,351
Rollovers	536,158

Total contributions	9,326,605

Transfer in from another qualified plan	730,344

Total additions	15,558,138

Deductions:
Benefit and withdrawal payments	1,767,390
Administrative expenses	16,399

Total deductions	1,783,789

Net increase in net assets available for benefits	13,774,349

Net assets available for benefits
Beginning of year	22,593,779

End of year	$36,368,128

See notes to financial statements

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements

Year Ended December 31, 2019

1.	DESCRIPTION OF PLAN

The following description of the LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is sponsored and administered by LiquidPower Specialty Products Inc. (the “Company”). The Plan covers LiquidPower Specialty Products Transport, LLC which is a participating employer in the Plan. The Company is a wholly-owned subsidiary of Berkshire Hathaway, Inc. (the “Parent”).

a.

General. The Plan is a defined contribution plan which covers all employees, except for leased employees, nonresident aliens, and any employee who is an active participant in and accruing benefits under the LSPI Pension Plan. Employees are eligible to participate in the Plan as of the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company is the trustee for the Plan.

b.

Contributions. Participants are automatically enrolled at a deferral rate of 3% after 30 days of employment and the rate increases by 1% annually up to a rate of 6%. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 75% of each employee’s eligible earnings, but not more than the maximum allowed by law. Employee contributions are subject to Internal Revenue Code (the “IRC”) limitations. The maximum contribution allowed by the Plan was $19,000 in 2019. Employees who are 50 or older as of December 31, 2019 and reach either the maximum before-tax contribution limit of 75% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,000 for 2019.

The Company adopted the Safe Harbor Provision of the IRC. The Company contributes and allocates to each eligible participant’s account a safe harbor matching contribution equal to 100% of elective salary deferrals up to the first 6% of compensation. The Company may also make discretionary profit sharing contribution to participants who are employed at the end of the year and have 1,000 hours of service. The discretionary profit sharing contribution is divided among allocations groups as defined in the Plan document. Discretionary profit sharing contributions for the years ended December 31, 2019 and 2018 were $2,050,832 and $1,429,566, respectively.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan. During January 2019, the Company acquired Optum Energy Solutions, LLC. Effective July 1, 2019, there was a partial external merger of the Insperity 401(k) Plan (a PEO) with assets of $730,344 attributable to Optum Energy Solutions LLC transferred into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions, investment earnings and charged with an allocation of administrative expenses. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting. Participants have a fully vested, nonforfeitable right to employee and Company contributions.

e.	Investment Options. All employee and Company contributions are participant-directed among twenty-six investment funds and Berkshire Hathaway Class B common stock.

f.

Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at the Plan designated normal retirement (age 55), when a participant dies or becomes disabled. Distributions upon withdrawal are made in accordance with the Plan document. When a participant reaches the age of 59 1⁄2, the in-service distribution may occur from all vested accounts.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

g.

Hardship Distributions: A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding note balance during the prior twelve-month period. Participants can have two notes outstanding at a time. Participant notes are secured by the participant’s account balance, and bear interest at a reasonable rate of interest which shall remain fixed throughout the duration of the note. All notes require that repayment be amortized in level payments, not less than quarterly, over a period not extending beyond five years from the date of the note or ten years for notes to acquire a principal residence. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions, based upon terms of the Plan Document, upon liquidation of their account balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of money market fund, registered investment companies and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

d.	Notes Receivable from Participants. Participant loans are valued at unpaid principal balance plus accrued interest.

e.	Contributions. Contributions by participants and the Company are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

g.

Risk & uncertainties. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018. These methodologies were consistently applied to all assets and liabilities of the Plan.

Money market fund and mutual funds

Money market fund and mutual funds - these investments are valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets.

Common stock

The common stock of Company’s Parent is an investment option in the Plan. Berkshire Hathaway common stock trades on an active market. This investment option also includes a cash component that accounts for the purchase and sale of fractional shares.

The investments are categorized as level one in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

4.	TAX STATUS OF PLAN

The volume submitter plan adopted by the Company received its latest favorable advisory letter dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement in August 2018. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. The ASU will be effective for the Plan’s fiscal year beginning after December 15, 2019. The provisions of the ASU are not expected to have a material impact on the Plan’s financial statements.

The FASB issued ASU 2018-09, Codification Improvements in July 2018. Specific to employee benefit plans, this ASU includes an amendment to Subtopic 962-325, Plan Accounting - Defined Contribution Pension Plans -Investments -Other. This amendment updates the consideration for whether a certain type of investment should be considered to be eligible to use the net asset value per share practical expedient when there is actually a readily determinable fair value. Investments that have a readily determinable fair value are precluded from using the net asset value per share practical expedient and should be included in the fair value hierarchy disclosure. The ASU will be effective for the Plan’s fiscal year beginning after December 15, 2019. The provisions of the ASU are not expected to have a material impact on the Plan’s fair value disclosures, nor an impact on the fair value measurements of the investments.

6.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

As a result of nondiscrimination requirements relating to contributions, certain “highly compensated” employees will receive refunds of excess contributions. The amount has been accrued in the accompanying financial statements for 2018 as a liability of the Plan as of the end of the year.

7.	ADMINISTRATIVE EXPENSES

Certain expenses of the Plan are paid by the Company directly or through Company contributions. Transaction-related fees are paid by participants.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested and Plan assets would be distributed accordingly.

9.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of the Parent. Transactions in this investment qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain Plan investments are funds managed by Fidelity Management Trust Company, the trustee of the Plan. Transactions associated with these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

LIQUIDPOWER SPECIALTY PRODUCTS INC. 401(k) AND PROFIT SHARING PLAN

Notes to Financial Statements - Continued

10.	UNCERTAINTY

The Company is currently researching the application of participant and employer contributions to compensation as defined in the Plan document. The Company had not determined the extent and nature of adjustments at the time the report was issued, thus no adjustments have been made to the financial statements for any possible amounts owed to participants. The Company intends to make any required corrections to the Plan.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2019	2018
Net assets available for benefits per the financial statements	$36,368,128	$22,593,779
Company contribution receivable	(2,050,832)	-
Excess participants’ contributions refundable	-	105,263
Other	1	(417)

Net assets available for benefits per Form 5500	$34,317,297	$22,698,625

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2019:

Net increase in net assets available for benefits per the financial statements	$13,774,349
Company contribution receivable	(2,050,832)
Excess participants’ contributions refundable	(105,263)
Transfer in from another qualified plan	(730,344)
Other	418

Net income per Form 5500	$10,888,328

12.	SUBSEQUENT EVENTS

The Plan has evaluated events up to the filing date of this Annual report on Form 11-K and concluded that no subsequent events have occurred that would require recognition or disclosure in the Notes to Financial Statements.

LiquidPower Specialty Products Inc. 401(k) and Profit Sharing Plan

EIN:  73-6091775    Plan Number:  001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b)	(c)		(e)

	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	DFA Emerging Markets Core Equity Portfolio Institutional Class	14,889	Shares	$324,361
	Vanguard Selected Value Fund Investor Shares	26,999	Shares	731,402
	Gabelli U.S. Treasury Money Market Fund Class AAA	2,027,428	Shares	2,027,428
	Invesco Diversified Dividend Fund Class R6	35,188	Shares	730,852
	Hartford Small Cap Growth HLS Fund Class IA	33,730	Shares	1,002,469
	Templeton Institutional Foreign Smaller Companies Series Advisor	4,725	Shares	101,110
	Vanguard International Explorer Fund Investor Shares	21,929	Shares	392,969
	Baird Aggregate Bond Fund Class Institutional	120,935	Shares	1,355,676
	DFA U.S. Small Cap Value Portfolio Institutional Class	12,159	Shares	418,746
	MassMutual Select Mid Cap Growth Fund Class I	58,483	Shares	1,385,469
	State Street Target Retirement 2025 Fund Class I	17,128	Shares	204,335
	State Street Target Retirement Fund Class K	9,881	Shares	108,984
	State Street Target Retirement 2015 Fund Class K	441	Shares	4,808
	State Street Target Retirement 2020 Fund Class K	215,779	Shares	2,457,718
	State Street Target Retirement 2030 Fund Class K	369,769	Shares	4,540,759
	State Street Target Retirement 2035 Fund Class K	10,765	Shares	135,321
	State Street Target Retirement 2040 Fund Class K	215,468	Shares	2,725,667
	State Street Target Retirement 2045 Fund Class K	29,927	Shares	380,672
	State Street Target Retirement 2050 Fund Class K	219,702	Shares	2,768,242
	State Street Target Retirement 2055 Fund Class K	21,848	Shares	276,596
	State Street Target Retirement 2060 Fund Class K	79,574	Shares	997,058
	BERKSHIRE HAT HAWAY
*	Berkshire Hathaway Stock	16,208	Shares	3,671,208
*	Berkshire Hathaway Stock Purchase Account		Cash	1,307
*	Fidelity 500 Index Fund	35,596	Shares	3,987,501
*	Fidelity Mid-Cap Stock Fund	3,341	Shares	78,942
*	Fidelity Small-Cap Stock Fund	834	Shares	17,544
*	Fidelity Blue Chip Growth K6 Fund	127,878	Shares	1,924,567
*	Fidelity Diversified International K6 Fund	57,483	Shares	665,657

*	Participant loans	Principal balances ranging up to $47,217 at 4.25% to 7.50% per annum, secured by benefits maturing through 2031.		899,928

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA.

Column (d) cost information omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the LiquidPower Specialty Products Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 23, 2020	LiquidPower Specialty Products Inc. 401(k) Profit Sharing Plan

/s/ Darren Wyatt
Darren Wyatt
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Pannell Kerr Forster of Texas, P.C., Independent Registered Public Accounting Firm